

02003375

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2001 | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13431 |

RECEIVED MAR 0 1 2002 354

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Lincoln Financial Distributors**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**Two Commerce Square**
(No. and Street)
**Philadelphia, PA, 19103**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Karen Matheson** **(215) 255-8892**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **110 West Berry Street, Suite 2300** | **Fort Wayne** | **IN** | **46802** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

## OATH OR AFFIRMATION

I, Karen Matheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Distributors, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JACQUELINE E. LOPEZ, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Sept. 20, 2004

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—DECEMBER 31, 2001

Lincoln Financial Distributors
(Name of Respondent)

Two Commerce Square
(Address of principal executive office)


Karen Matheson
Chief Financial Officer
Lincoln Financial Distributors, Inc.
Two Commerce Square
Philadelphia, PA 19103


(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Supplementary Information

**LINCOLN FINANCIAL DISTRIBUTORS, INC.**

*Years ended December 31, 2001 and 2000 with Report of Independent Auditors*

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Years ended December 31, 2001 and 2000

## Contents

Report of Independent Auditors....1

Audited Financial Statements

Statements of Financial Condition....2
Statements of Income....3
Statements of Changes in Stockholder's Equity....4
Statements of Cash Flows....5
Notes to Financial Statements....6

Supplementary Information

Schedule I....10
Statement Pursuant to SEC Rule 17a-5(d)(4)....11
Independent Auditors' Supplemental Report on Internal Control....12



■ Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

■ Phone: (219) 424-2233
Fax: (219) 425-4899
www.ey.com

# Report of Independent Auditors

Board of Directors and Stockholder
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (formerly Sagemark Consulting, Inc.), as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Lincoln Financial Distributors, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 8, 2002

# Lincoln Financial Distributors, Inc.

## Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Assets** | | |
| Cash and cash equivalents | **$ 18,596,521** | $ 6,666,776 |
| Accounts receivable from affiliated companies | **996,176** | 20,583 |
| Total assets | **$ 19,592,697** | $ 6,687,359 |
| | | |
| **Liability and stockholder's equity** | | |
| Amounts due to affiliated company | **$ 12,644,418** | $ 35,501 |
| | | |
| Stockholder's equity: | | |
| Common stock, $25 par value 10,000 shares authorized; 8,000 shares issued and outstanding | **200,000** | 200,000 |
| Additional paid-in capital | **12,632,000** | 12,632,000 |
| Accumulated deficit | **(5,883,721)** | (6,180,142) |
| Total stockholder's equity | **6,948,279** | 6,651,858 |
| Total liabilities and stockholder's equity | **$ 19,592,697** | $ 6,687,359 |

*See accompanying notes.*

Lincoln Financial Distributors, Inc.

Statements of Income

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Revenues** | | |
| Commission revenue | **$ 12,738,329** | $ 40,845 |
| Dividend and interest income | **354,743** | 343,917 |
| Other revenue | **10,288** | - |
| | **13,103,360** | 384,762 |
| **Selling and operating expenses** | | |
| Selling expenses | **12,610,946** | 5,296 |
| Operating expenses | **2,432** | 25,730 |
| | **12,613,378** | 31,026 |
| Income before taxes | **489,982** | 353,736 |
| Income tax expense: | | |
| Federal | **147,013** | 86,442 |
| State | **46,548** | 81,092 |
| | **193,561** | 167,534 |
| Net income | **$ 296,421** | $ 186,202 |

*See accompanying notes.*

# Lincoln Financial Distributors, Inc.

## Statements of Changes in Stockholder's Equity

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Common stock—balance at beginning and end of year | **$ 200,000** | $ 200,000 |
| Additional paid-in capital—balance at beginning and end of year | **$ 12,632,000** | $ 12,632,000 |
| Accumulated deficit: | | |
| Balance at beginning of year | **$ (6,180,142)** | $ (6,366,344) |
| Net income | **296,421** | 186,202 |
| Balance at end of year | **(5,883,721)** | (6,180,142) |
| Stockholder's equity at end of year | **$ 6,948,279** | $ 6,651,858 |

*See accompanying notes.*

# Lincoln Financial Distributors, Inc.

## Statements of Cash Flows

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Operating activities** | | |
| Net income | **$ 296,421** | $ 186,202 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Accounts receivable from affiliated company | **(975,593)** | 57,469 |
| Amounts due to affiliated companies | **12,608,917** | (2,368,464) |
| Net cash provided by (used in) operating activities | **11,929,745** | (2,124,793) |
| | | |
| Cash and cash equivalents at beginning of year | **6,666,776** | 8,791,569 |
| Cash and cash equivalents at end of year | **$ 18,596,521** | $ 6,666,776 |
| | | |
| Supplemental disclosure of cash information: | | |
| Income taxes paid, net of refunds | **$ 195,850** | $ 137,070 |

*See accompanying notes.*

**1. Organization and Operation**

Lincoln Financial Distributors, Inc. ("LFD") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

In 1998 Lincoln Life purchased CIGNA Financial Advisors, Inc. ("CFA"), which was renamed Sagemark Consulting, Inc. ("Sagemark"). On October 8, 1999, an agreement was consummated between Sagemark and Lincoln Life whereby Sagemark was licensed to sell certain variable annuity contracts offered by Lincoln Life via the internet. This contract was terminated May 31, 2000.

On November 27, 2000, the Board of Directors changed the Company's name to LFD from Sagemark Consulting, Inc. The name change was effected in all 50 states and the National Association of Securities Dealers, Inc. ("NASD") in 2001. On December 31, 2000, the licenses for approximately 200 former registered representatives from the affiliated companies of Delaware Distributors L.P. ("DDLP"), Lincoln Financial Advisors Corporation, Lincoln Life and First Penn Pacific Securities, Inc. were transferred to LFD. Starting in 2001, LFD engaged in the business of wholesaling and marketing financial service products, such as mutual funds, life insurance and annuities, through financial intermediaries, such as stock brokerage firms, banks and independent insurance agencies, as a limited broker-dealer. LFD does not solicit or sell products directly to the general public.

**2. Accounting Policies**

**Basis of Presentation**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities Exchange Commission ("SEC") pertaining to the Financial and Operational Combined Uniform Single Report ("FOCUS").

The preparation of LFD's financial statements require management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

## 2. Accounting Policies (continued)

### Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost and include all money market funds purchased with a maturity of three months or less and therefore, carrying values approximate fair value. Interest income on money market funds is accrued as earned.

At December 31, 2001 and 2000, cash and cash equivalents includes short-term investments of $16,545,678 and $6,592,171, respectively, in Federated Prime Obligations Investment Fund at Fleet Bank. The Federated Prime Obligations Investment Fund invests primarily in fixed income securities, including corporate debt securities, commercial paper, demand instruments, bank instruments, asset backed securities and repurchase agreements. All securities are domestic income sourced only.

### Investment Product Revenues and Expenses

Commission revenues are asset-based commissions and result from sales of mutual fund and wrap products. The related commission expenses are recorded as earned based on a contractual percentage of commission earned. Security transactions for customers and the related commissions, fees, and direct expenses, such as commissions and other selling expenses, are recorded on the date that orders for the purchase of fund shares are executed (trade-date basis).

### Income Taxes

LFD files consolidated federal and state income tax returns with Lincoln Life and LNC. Pursuant to an intercompany tax sharing agreement with Lincoln Life, LFD provides for income taxes on a separate return basis. The tax sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

### Dividends to Parent

LFD in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 ("34 Act"), is required to maintain certain net capital requirements. The impact on any future dividends, when and if declared, would have to be measured against excess net capital as calculated on Schedule I in order to ascertain any restrictions regarding the amount of dividends that could be paid.

## 2. Accounting Policies (continued)

### Reclassifications

Certain amounts reported in the prior years' financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications had no effect on stockholder's equity or net income of the prior year.

## 3. Agreements and Transactions with Affiliates

Accounts receivable from affiliated company as of December 31, 2001, included $990,742 representing amounts due from DDLP as compensation for the promotion of DDLP's Funds' shares through its intermediaries. Accounts receivable from affiliated company as of December 31, 2001 and 2000 also included $5,434 and $20,583, respectively, representing amounts refundable from the over payment of federal income taxes.

Amounts due to affiliated companies as of December 31, 2001 and 2000 included $12,610,946 and $20,583, respectively, representing amounts due to Lincoln Life related to the inter-company cost sharing agreement. Amounts due to affiliated companies as of December 31, 2001 and 2000, also included $33,472 and $35,501, respectively, representing amounts payable for state income taxes.

## 4. Contingencies

LFD is a defendant in eight cases that principally occurred during the period LFD (formerly Sagemark Consulting, Inc.) was licensed to engage in broker-dealer and investment advisor activity. Effective February 14, 2000, LFD formally withdrew its registration with the SEC as an investment advisor. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. The cases allege a number of causes of action, including (1) allegations by plaintiffs of misrepresentation by agents regarding the sale of insurance policies, (2) allegations by plaintiffs that they purchased insurance policies that were unsuitable for their needs, (3) allegations by plaintiffs of fraudulent misrepresentations associated with estate planning services, (4) allegations that LFD's registered representatives were negligent as a result of a delay in the delivery of a life insurance policy, (5) allegations that a broker affiliated with LFD provided inappropriate investment advice and (6) allegations of gender discrimination and retaliation in a sales office.

**4. Contingencies (continued)**

The ultimate outcome of these matters cannot presently be determined and the amount of any liability cannot be reasonably estimated. Accordingly, no provision for any liability that may result has been included in the financial statements. LFD denies any liability and intends to vigorously defend these cases.

**5. Net Capital Requirements and Reserve Information**

LFD as a registered broker-dealer, has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule that requires minimum net capital of $250,000. At December 31, 2001, LFD had net capital of $5,621,189, which was $5,371,189 in excess of its required net capital of $250,000.

The operations of LFD do not normally include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the 34 Act do not apply under the exemption allowed by paragraph (k)(2)(B).

# Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

| **Net capital** | |
|---|---|
| Total stockholder's equity | **$ 6,948,279** |
| Deduct total nonallowable assets and other deductions | **996,176** |
| Tentative net capital | **5,952,103** |
| Haircuts on securities | **330,914** |
| Net capital | **$ 5,621,189** |
| | |
| Minimum net capital requirement | **$ 250,000** |
| | |
| Excess net capital | **$ 5,371,189** |
| | |
| Excess net capital at 120% of minimum net capital | **$ 5,321,189** |

Lincoln Financial Distributors, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 included in the accompanying supplementary information and the computation included in the LFD's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2001.



■ Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

■ Phone: (219) 424-2233
Fax: (219) 425-4899
www.ey.com

# Independent Auditors' Supplemental Report on Internal Control

Board of Directors and Shareholder
Lincoln Financial Distributors, Inc.

In planning and performing our audit of the financial statements of Lincoln Financial Distributors, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Lincoln Financial Distributors, Inc., including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Lincoln Financial Distributors, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Lincoln Financial Distributors, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Lincoln Financial Distributors, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lincoln Financial Distributors, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lincoln Financial Distributors, Inc.'s practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Ernst + Young LLP

February 8, 2002